S&C Draft of March 19, 2007
                                                                    CONFIDENTIAL

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ------------------------------


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)
                           ------------------------------


                                Ampex Corporation
                                (Name of Issuer)


                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   032092-30-6
                      (CUSIP Number of Class of Securities)


Mark B. Bakar and David Cariani                         Duncan McCurrach
ValueVest Management Company II, LLC                    Sullivan & Cromwell LLP
One Ferry Building, Suite 255,                          125 Broad Street,
San Francisco, California 94111                         New York, New York 10004
(415) 677-5850                                          (212) 558-4066

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 19, 2007
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note. This document is being electronically filed with the Commission using the EDGAR System. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  032092-30-6
----------------------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     ValueVest High Concentration Master Fund, Ltd. (20-4574633)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[  ]
                                                                     (b)[  ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*
     WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 [  ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER
     0


8    SHARED VOTING POWER
     524,336


9    SOLE DISPOSITIVE POWER
     0


10   SHARED DISPOSITIVE POWER
     524,336


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
     524,336


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.7%


14   TYPE OF REPORTING PERSON*
     CO

CUSIP No.  032092-30-6
----------------------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     ValueVest Management Company II, LLC (47-0951956)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[  ]
                                                                     (b)[  ]


3    SEC USE ONLY



4    SOURCE OF FUNDS*
     n/a


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 [  ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER
     0


8    SHARED VOTING POWER
     524,336


9    SOLE DISPOSITIVE POWER
     0


10   SHARED DISPOSITIVE POWER
     524,336


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
     524,336


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [  ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.7%


14   TYPE OF REPORTING PERSON*
     OO

CUSIP No.  032092-30-6
----------------------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Mark B. Bakar


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[  ]
                                                                     (b)[  ]


3    SEC USE ONLY



4    SOURCE OF FUNDS*
     n/a


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 [  ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER
     0


8    SHARED VOTING POWER
     524,336


9    SOLE DISPOSITIVE POWER
     0


10   SHARED DISPOSITIVE POWER
     524,336


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
     524,336


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [  ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.7%


14   TYPE OF REPORTING PERSON*
     IN

CUSIP No.  032092-30-6
----------------------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     David Cariani


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[  ]
                                                                     (b)[  ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*
     n/a


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 [  ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER
     0


8    SHARED VOTING POWER
     524,336


9    SOLE DISPOSITIVE POWER
     0


10   SHARED DISPOSITIVE POWER
     524,336


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
     524,336


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [  ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.7%


14   TYPE OF REPORTING PERSON*
     IN

     This Amendment No. 5 amends and supplements the Statement on Schedule 13D ("Statement") filed by the parties named below on November 13, 2006, and the Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto filed by the parties named below on November 16, 2006, December 1, 2006, February 20, 2007 and March 12, 2007 respectively, with respect to the Class A common stock, par value $0.01 per share ("Common Stock"), of Ampex Corporation, a corporation organized under the laws of the State of Delaware (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement, as amended to date.

Item 3.  Source and Amount of Funds or Other Consideration

     The Master Fund purchased the shares of Common Stock covered by this Statement through open market purchases made from October 6, 2005 through March 19, 2007. Details of each purchase transaction are set forth on Exhibit 3, which is attached hereto and incorporated herein by reference. Each purchase was funded using equity capital contributed to the Master Fund by its direct and indirect investors.

     In addition to the above amendment to and restatement of Item 3, Exhibit 3 is hereby amended and supplemented by adding the following new row:


03/19/2007        Buy        182,900       17.37        3,186,118        524,336


Item 5.  Interest in Securities of the Issuer.

     Item 5(a) is hereby amended and restated in its entirety as follows:

     (a) As of September 30, 2006, there were 3,820,273 shares of Common Stock issued and outstanding according to the Issuer's Form 10-Q filed on November 7, 2006. As of March 20, 2007, the Master Fund owns of record 524,336 shares of Common Stock, which represents approximately 13.7% of the shares of Common Stock currently issued and outstanding. The Investment Manager may be deemed to beneficially own the shares of Common Stock owned of record by the Master Fund because of its investment management contract with and equity interest in the Master Fund. Messrs. Bakar and Cariani may be deemed to beneficially own the shares of Common Stock owned of record by the Master Fund because of their equity interest in the Investment Manager.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2007

                                  ValueVest High Concentration Master Fund, Ltd.

                                  ----------------------------------------------
                                  By:  Mark B. Bakar
                                  Title:  Director


                                  ValueVest Management Company II, LLC

                                  ----------------------------------------------
                                  By:  David Cariani
                                  Title:  Managing Member


                                  ----------------------------------------------
                                  Mark B. Bakar


                                  ----------------------------------------------
                                  David Cariani

SK 23300 0001 757518